Exhibit 99.1

The Stars Group Appoints Observer to Board of Directors and Announces Agreement with Mr. Tang Hao

TORONTO, Canada - January 10, 2018 - The Stars Group Inc. (Nasdaq: TSG; TSX: TSGI) announced today that it has entered into an agreement with Mr. Tang Hao and his affiliated entity Discovery Key Investments Limited, which currently hold 26,455,200 common shares of the Company, representing approximately 17.9% of the outstanding common shares of The Stars Group. In connection with that agreement, Melvin Yanmin Zhang has been appointed as an observer member of the board of directors of The Stars Group as a nominee of Mr. Tang, effective immediately. Mr. Zhang will serve as an observer until such time as he and Mr. Tang have received certain licenses and approvals from certain of The Stars Group’s gaming regulatory authorities, at which point he will join the board of directors as a director.

“We welcome Tang Hao’s significant investment in The Stars Group as one of its largest shareholders, and look forward to Melvin Zhang’s contributions at the board as we continue our focus on expanding into new markets,” commented Divyesh (Dave) Gadhia, Chairman of The Stars Group board of directors.

Pursuant to the agreement, Mr. Tang will continue to hold the right to nominate a director to the board of directors, subject to certain conditions, until the earlier of the day following the 2020 annual general meeting of The Stars Group’s shareholders and the date on which his direct and indirect ownership of The Stars Group’s issued and outstanding common shares falls below 10 percent (on a non-diluted basis). The agreement also provides for certain standstill restrictions that will remain in effect until January 1, 2019, and provides as well that Mr. Tang will not acquire greater than 20% of the outstanding common shares of The Stars Group prior to the 2020 annual general meeting of shareholders other than by way of a negotiated transaction approved by The Stars Group board of directors or by way of formal takeover bid for all of the outstanding common shares of The Stars Group.

Mr. Zhang has over 30 years of management experience across a range of industries, and is currently an Executive Director of International Entertainment Corp., a Hong Kong-based real estate developer with interests in casino and entertainment properties across Asia. Mr. Zhang has a bachelor’s degree from Sun Yat-sen University in Guangzhou, China and a master’s degree from Oklahoma State University.

About The Stars Group

The Stars Group is a leading provider of technology-based products and services in the global gaming and interactive entertainment industries. Through its Stars Interactive Group division, The Stars Group ultimately owns gaming and related consumer businesses and brands, including PokerStars, PokerStars Casino, BetStars, Full Tilt, and the PokerStars Festival, PokerStars MEGASTACK, PokerStars Caribbean Adventure, European Poker Tour, Latin American Poker Tour and the Asia Pacific Poker Tour live poker tour and event brands. These brands together have more than 115 million registered customers globally and collectively form the largest poker business in the world, comprising online poker games and tournaments, sponsored live poker competitions, marketing arrangements for branded poker rooms in popular casinos in major cities around the world, and poker programming and content created for television and online audiences. The Stars Group, through certain of these brands, also offers non-poker gaming products, including casino, sportsbook and daily fantasy sports. The Stars Group, through certain of its subsidiaries, is licensed or approved to offer, or offers under third party licenses or approvals, its products and services in various jurisdictions throughout the world, including in Europe, both within and outside of the European Union, the Americas and elsewhere. In particular, PokerStars is the world’s most licensed online gaming brand, holding licenses or related operating approvals in 17 jurisdictions.

Cautionary Note Regarding Forward Looking Statements and Other Information

This news release may contain forward-looking statements and information within the meaning of applicable securities laws, including with respect to the appointment of Mr. Zhang as an observer to the board of directors and the agreement entered into with Mr. Tang and his affiliated entity. Forward-looking statements can, but may not always, be identified by the use of words such as “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “intend”, “could”, “might”, “would”, “should”, “believe”, and similar references to future periods or the negatives of these words and expressions. These statements are based on management’s current expectations and are subject to a number of risks, uncertainties, and assumptions. There can be no assurance that actual results will not differ materially from those expressed or implied in forward-looking statements. Undue reliance should not be placed on forward-looking statements. Please refer to The Stars Group’s most recent annual information form and annual and interim financial statements and management’s discussion and analysis for more information about the factors, assumptions and risks that may apply to The Star’s Group’s forward-looking statements. Each forward-looking statement speaks only as of the date hereof, and The Stars Group undertakes no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law.

For investor relations, please contact: Tim Foran, Tel: +1 437-371-5730, ir@starsgroup.com

For media inquiries, please contact: Eric Hollreiser, Press@starsgroup.com